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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

COLLINS INDUSTRIES, INC.
(Name of Subject Company)

COLLINS INDUSTRIES, INC.
(Name of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

194858106
(CUSIP Number of Class of Securities)

Mr. Donald Lynn Collins
President and Chief Executive Officer
15 Compound Drive
Hutchinson, Kansas 67502-4349
(620) 663-5551
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidder)

Copies to:
 Gary D. Gilson, Esq.
Blackwell Sanders Peper Martin LLP
Two Pershing Square
2300 Main Street, Suite 1000
Kansas City, Missouri 64108
(816) 983-8000

CALCULATION OF FILING FEE

Transaction Valuation* $4,950,000	Amount of Filing Fee** $400.45

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,100,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $4.50 per share in cash.

**
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO, dated October 10, 2003, relating to an issuer tender offer by Collins Industries, Inc., a Missouri corporation (the "Company"), to purchase up to 1,100,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $4.50 nor less than $3.60 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

In addition to the information set forth below, the information in the Offer to Purchase and the related Letter of Transmittal, copies of which were attached to the Schedule TO dated October 10, 2003 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein in response to Items 1 through 11 of the Tender Offer Statement on Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        Item 1 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by amending the first sentence of the answer to the question "How and When Will I Be Paid" in the "Summary" on page ii of the Offer to Purchase by replacing the words "as soon as practicable" with the word "promptly".

        Item 1 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by adding the following question and answer to the "Summary" on page ii of the Offer to Purchase:"

          "How Will I Be Notified of the Purchase Price Once It Is Determined?"

          "We intend to issue a final press release to announce the purchase price and proration percentage, if any, within approximately five business days following the expiration date of the tender offer. See "The Offer —Number of Shares; Price; Priority of Purchase.""

        Item 1 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by adding the following question and answer to the "Summary" on page v of the Offer to Purchase:

          "Will I Be Able to Withdraw Shares That I Have Previously Tendered After the Purchase Price Has Been Determined?"

          "No. You will not be allowed to withdraw tendered shares after the expiration date, regardless of the purchase price that is determined, unless the shares have not been accepted by us for payment by 12:00 midnight, Eastern time, on December 5, 2003. See "The Offer—Withdrawal Rights.""

        Item 1 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by amending the second paragraph of the answer to the question "Once I Have Tendered Shares in the Offer, Can I Change My Mind?" in the "Summary" on page v of the Offer to Purchase by replacing the date "December 4, 2003" with the date "December 5, 2003".

ITEM 4. TERMS OF THE TRANSACTION.

        The first sentence of Item 4(a) of this Schedule TO is hereby amended and supplemented by inserting the words "Section 5.—Purchase of Shares and Payment of Purchase Price" immediately after the words "Section 4.—Withdrawal Rights".

        Item 4(a) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by amending "Section 1.—Number of Shares; Price; Priority of Purchase," "Section 3.—Procedures for Tendering Shares," "Section 4.—Withdrawal Rights," "Section 5.—Purchase of Shares and Payment of Purchase Price" and "Section 6.—Conditional Tender Procedures" of the Offer to Purchase by replacing, wherever they appear, the words "as soon as practicable" with the word "promptly".

        Item 4(a) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by amending the first sentence of the first paragraph of "Section 4.—Withdrawal Rights" on page 11 of the Offer to Purchase by replacing the date "December 4, 2003" with the date "December 5, 2003".

        Item 4(a) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by inserting the following language immediately after the first sentence of the first paragraph of "Section 4.—Withdrawal Right" on page 11 of the Offer to Purchase:

  "We will not be able to determine the price and proration percentage, if any, and accept shares for payment until after the expiration date. During this determination, you may not withdraw tendered shares. Once the price and proration percentage, if any, are determined and shares are accepted for payment, they may not be withdrawn. Shares not accepted for payment will be returned promptly."

        The sixth sentence of Item 4(b) of this Schedule TO is hereby amended and supplemented by replacing the words "Section 4.—Procedures for Tendering Shares" with the words "Section 3.—Procedures for Tendering Shares".

        Item 4(b) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by amending and restating the first two paragraphs under the subsection entitled "Participation" of "Section 11.—Information About Our Shares; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" on page 19 of the Offer to Purchase as follows:

          "PARTICIPATION. Our directors, officers and affiliates are entitled to participate in our offer on the same basis as all other shareholders. Except with respect to our Chairman, Don L. Collins, our Vice President of Marketing, Kent E. Tyler, and one of our affiliates, Collins Capital Corporation, all of our directors, officers and affiliates have informed us that they do not intend to tender any shares into the offer.

          Mr. Collins intends to tender up to 300,000 shares in the offer but may increase the number of shares tendered if proration appears likely. Mr. Tyler intends to tender up to 4,170 shares in the offer. Collins Capital Corporation intends to tender up to 64,922 shares in the offer. Mr. Collins, Mr. Tyler and Collins Capital Corporation have advised us that any tenders made by them are expected to be made at the purchase price determined in the offer rather than at a price selected by them. Accordingly, the effects of such tenders may be:"

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 7(b) of this Schedule TO is hereby amended and supplemented by replacing the words "Section 10.—Source and Amount of Funds" with the words "Section 9.—Source and Amount of Funds".

        Item 7(b) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by deleting the following language from the first paragraph of "Section 7.—Conditions of Our Offer" on page 13 of the Offer to Purchase:

        "(or have been determined by us to have occurred)"

        Item 7(b) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by deleting the following language from the first sentence of the second paragraph of "Section 7.—Conditions of Our Offer" on page 14 of the Offer to Purchase:

        "(including any action or inaction by us)"

        Item 7(b) of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by amending the first sentence of the second paragraph of "Section 7.—Conditions of Our Offer" on page 14 of the Offer to Purchase by replacing the words "sole discretion" with the words "reasonable discretion".

ITEM 11. ADDITIONAL INFORMATION.

        The Form of Election sent to all Restated Tax Deferred Savings Plan Participants in connection with the offer is hereby amended and supplemented by amending and restating item (1) of the participant's representations and warranties found on page 2 of the Form of Election as follows:

          "(1) You acknowledge receiving the Memorandum to Participants in the Collins Industries, Inc. Restated Tax Deferred Savings Plan (the "Plan") and Offer to Purchase memorandum dated October 10, 2003, in connection with the offer by Collins Industries, Inc., a Missouri corporation (the "Company"), to purchase up to 1,100,000 shares of its common stock, $.10 per value per share, at a price not greater than $4.50 nor less than $3.60 per share, net to the seller in cash, without interest."

ITEM 12. EXHIBITS.

(a)(1)	Form of Offer to Purchase, dated October 10, 2003.**
(a)(2)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).**
(a)(3)	Notice of Guaranteed Delivery.**
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.**
(a)(6)	Form of Memorandum to Restated Tax Deferred Savings Plan Participants and Election Form.**
(a)(7)	Form of Letter to Shareholders of Company, dated October 10, 2003, from Donald Lynn Collins, President and Chief Executive Officer of the Company.**
(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**
(a)(9)	Press Release issued by the Company, dated October 10, 2003.**
(a)(10)	Election Form for Restated Tax Deferred Savings Plan Participants, as amended.
(a)(11)	Form of Letter to Shareholders of Company, dated November 4, 2003, from Donald Lynn Collins, President and Chief Executive Officer of the Company.
(a)(12)	Press Release issued by the Company, dated November 4, 2003.

(b)(1)
Loan and Security Agreement, dated as of May 17, 2002, by and between Collins Industries, Inc. and Fleet Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarterly period ended July 31, 2002).**
(b)(2)
Amendment No. 1 to Loan and Security Agreement, dated May 17, 2002 (incorporated herein by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the annual period ended October 31, 2002).**
(b)(3)	Amendment No. 2 to Loan and Security Agreement, dated December 31, 2002.**
(b)(4)	Amendment No. 3 to Loan and Security Agreement, dated October 9, 2003.**
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

**
Previously filed.

[Remainder of this page intentionally left blank; signature page follows]

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2003

COLLINS INDUSTRIES, INC.
By:	/s/ DONALD LYNN COLLINS Donald Lynn Collins, President and Chief Executive Officer

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURES